Exhibit (a)(5)(ii)

COMPUCREDIT HOLDINGS CORPORATION
ANNOUNCES WAIVER OF MINIMUM TENDER CONDITION AND
EXTENSION OF TENDER OFFER TO PURCHASE
UP TO $160,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING
3.625% CONVERTIBLE SENIOR NOTES DUE 2025
AND
5.875% CONVERTIBLE SENIOR NOTES DUE 2035

ATLANTA, GA, February 26, 2010 -- CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced that it has waived the minimum tender condition and extended the expiration date of its tender offer to purchase up to $160.0 million aggregate principal amount of its outstanding 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”) and its outstanding 5.875% Convertible Senior Notes due 2035 (the “2035 Notes” and, together with the 2025 Notes, the “Notes”). Previously, acceptance for payment of any Notes in the tender offer was conditioned upon the valid tender (without proper withdrawal) of a minimum of $80 million in aggregate principal amount of 2025 Notes.  The tender offer, which commenced on January 28, 2010 and was previously scheduled to expire at 11:59 p.m., New York City time, on February 25, 2010, will now expire at 11:59 p.m., New York City time, on March 4,, 2010, unless further extended (the “Expiration Date”). Tenders of Notes must be made on or prior to the Expiration Date and Notes may be withdrawn at any time on or prior to the Expiration Date.

Pursuant to CompuCredit’s waiver of the minimum tender condition, the tender offer is not conditioned upon the tender of a minimum in aggregate principal amount of Notes. All other terms and conditions of the tender offer remain unchanged, except waiver of the minimum tender condition and extension of the Expiration Date.

As of February 25, 2010, $31,442,000 in aggregate principal amount of the 2025 Notes and $18,556,000 in aggregate principal amount of the 2035 Notes have been tendered and not withdrawn from the tender offer.

UBS Securities LLC is the Dealer Manager for the tender offer.  The Depositary for the tender offer is U.S. Bank National Association. Copies of the offer to purchase, letter of transmittal and related documents have been distributed to all registered holders of the Notes.  Copies of the offer to purchase, letter of transmittal and related documents may be obtained from the Information Agent for the tender offer at (866)-952-2200 (toll free). Banks and brokerage firms may call (212) 430-3774.

About CompuCredit

CompuCredit is a specialty finance company and marketer of branded credit cards and related financial services. CompuCredit provides these services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements.  These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management.  It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.